Exhibit 99.2

SUPPORT AGREEMENT

This Agreement dated July 22, 2013, between Teranga Gold Corporation (“Teranga”), a corporation incorporated under the laws of Canada, and Oromin Explorations Ltd. (“Oromin”), a corporation existing under the laws of British Columbia.

RECITALS:

(a)                                 The boards of directors of each of Oromin and Teranga wish to encourage a strategic business combination between Oromin and Teranga in light of the existing offer by Teranga dated June 19, 2013 (the “Offer”, which includes the Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined in the Offer), as each has been and may be further amended) to acquire all of the outstanding Oromin Shares not already held by Teranga;

(b)                                 The boards of directors of each of Teranga and Oromin believe that it is in the respective best interests of Teranga and Oromin and their respective shareholders that Teranga proceed with the Offer as varied on the terms set forth herein;

(c)                                  Teranga has entered into lock-up agreements with each of Oromin’s directors and officers; and

(d)                                 Oromin has received an oral fairness opinion from RBC Capital Markets to the effect that as of the date of such opinion, the consideration to be received pursuant to the Varied Offer is fair, from a financial point of view, to Oromin Shareholders, other than Teranga and its affiliates.

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1
THE VARIED OFFER

Section 1.2                                               Defined Terms

Capitalized terms used and not otherwise defined herein shall, unless the context requires otherwise, have the meanings set forth in Schedule “A” or otherwise as set forth in the Offer Circular (as defined in Schedule “A”).

Section 1.3                                               The Varied Offer

(a)                                 Teranga shall contemporaneously with the execution of this Agreement vary and extend the Offer by giving written notice (or other communication subsequently confirmed in writing) of the extension and variation to the Depositary at its principal office in Toronto, Ontario to provide for the terms and conditions as contemplated herein (as varied and extended as contemplated herein, the “Varied Offer”) and shall forthwith publicly announce such variation and extension. The consideration offered under the

Varied Offer shall be 0.60 of a Teranga Share for each Oromin Share and the Offer shall be subject only to the conditions set out in Schedule D. The term “Varied Offer” shall include any further variations to, or extensions of, the Varied Offer made in accordance with the terms of this Agreement.

(b)                                 The Offer shall be extended in accordance with Applicable Securities Laws and the Varied Offer shall expire not earlier than 9:00 p.m. (Toronto time) on August 6, 2013 (such date, as the same may be extended in accordance with this Agreement, is referred to herein as the “Expiry Date” and such time on such date, as the same may be extended in accordance with this Agreement, is referred to herein as the “Expiry Time”). Teranga shall extend the Expiry Time in order to contest or appeal any injunction or order made by a Governmental Entity preventing the take-up of and/or payment for the Oromin Shares tendered to the Varied Offer or to seek any regulatory waiver, consent or approval which is necessary to permit Teranga to take up and pay for Oromin Shares tendered to the Varied Offer, provided that the Expiry Time may not be extended past the Outside Date. Teranga shall not terminate or withdraw the Varied Offer prior to any scheduled Expiry Time without the prior written consent of Oromin, except if this Agreement is terminated in accordance with its terms.

(c)                                  Teranga shall mail the notice of extension and variation in respect of the variation and extension of the Offer as contemplated herein (the “Notice of Extension and Variation”) in accordance with the Securities Act (British Columbia) and the regulations thereunder and all other applicable Canadian securities Laws (collectively, “Applicable Securities Laws”) to each registered holder of Oromin Shares as soon as reasonably practicable and, in any event, not later than 11:59 p.m.(Toronto time) on July 26, 2013.  For greater certainty, Teranga shall determine in its sole discretion in which states in the United States to seek registration of the Varied Offer with the applicable state regulatory agency or to seek exemption from such registration requirements for the Varied Offer, in each case where permitted by applicable law.

(d)                                 Prior to the printing of the Notice of Extension and Variation and during the course of its preparation, Teranga shall provide Oromin and its counsel with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Teranga, acting reasonably. Oromin shall provide to Teranga all information regarding Oromin that is required for the preparation of the Notice of Extension and Variation. Oromin represents, warrants and covenants to Teranga that such information will be true, complete and correct in all material respects as at the date of the Notice of Extension and Variation and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)                                  Teranga shall use all reasonable efforts to consummate the Varied Offer, subject to the terms and conditions hereof and thereof. Provided all of the conditions to the Varied Offer set out in Schedule D shall have been satisfied or waived, Teranga shall take up and pay for all of the Oromin Shares tendered under the Varied Offer promptly and, in any event, not later than three Business Days following the time at which Teranga becomes entitled to take up such Oromin Shares under the Varied Offer pursuant to Applicable Securities Law.

(f)                                   Teranga and Oromin will make all required filings in Canada under Applicable Securities Laws with respect to the Varied Offer (together with all amendments, supplements and exhibits as may be required thereunder) and all such subsequent filings as may be required under Applicable Securities Laws. Each of Teranga and Oromin agrees promptly to correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under the Applicable Securities Laws.

(g)                                  It is understood and agreed that Teranga may, in its sole discretion, modify or waive any term or condition of the Varied Offer; provided that Teranga shall not, without the prior written consent of Oromin, (i) increase, decrease or waive the Minimum Tender Condition unless it has complied with section 1.3 (h), (ii) impose additional conditions to the Varied Offer, (iii) decrease the consideration per Oromin Share, (iv)decrease the number of Oromin Shares in respect of which the Offer is made, (v) change the form of consideration payable under the Varied Offer (other than to increase the total consideration per Oromin Share and/or add additional consideration or consideration alternatives) or (vi) otherwise vary the Varied Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders.

(h)                                 Teranga may in its discretion waive the Minimum Tender Condition only if there shall have  been validly deposited pursuant to the Varied Offer and not withdrawn at the Expiry Time that number of Oromin Shares which, when added to the number of Oromin Shares currently owned by Teranga, constitutes at least 50% of the Oromin Shares outstanding calculated on non-diluted basis. Subject to Applicable Securities Laws, in the event that Teranga waives the Minimum Tender Condition in accordance with this section and takes up validly deposited Oromin Shares under the Varied Offer, Teranga will, on the day such Oromin shares are taken up, issue a news release setting out the number of Oromin Shares deposited and taken up and will extend the Varied Offer until the earlier of (i) the date upon which at least 66 2/3% of the Oromin Shares outstanding calculated on a non-diluted basis have been validly deposited pursuant to the Varied Offer; and (ii) the expiry of at least two extensions of 10 days each in accordance with Applicable Securities Laws.

Section 1.4                                               Oromin Approval of the Varied Offer

Oromin represents that the Oromin Board has determined unanimously that, as at the date hereof:

(a)                                 the Varied Offer is fair to the Oromin Shareholders  (other than to Teranga) and is in the best interests of Oromin; and

(b)                                 it will unanimously recommend that the Oromin Shareholders (other than Teranga) accept the Varied Offer.

Section 1.5                                               Oromin Co-Operation

(a)                                 Oromin covenants to co-operate with Teranga and use it reasonable efforts to cause the directors and officers of Oromin and its subsidiaries to take all reasonable action to support the Varied Offer and any Subsequent Acquisition Transaction, including without limitation: (i) assisting with obtaining third party consents and regulatory approvals; including Teranga seeking a waiver from the Republic of Senegal with respect to the offer of up to a 25% interest in Societe des Mines de Golouma S.A. to Senegalese nationals (and / or indirectly the OJVG Golouma Gold Project); and (ii) supporting Teranga in respect of the Current Bendon Litigation by including a statement in the press release announcing the execution of this Agreement, such statement to be satisfactory to Oromin, acting reasonably. Nothing in this Section 1.5 shall require Oromin to support Teranga to an extent greater than stated in this Section 1.5 nor shall Oromin be required to support Teranga in respect of any action, suit or other proceeding involving Bendon other than the Current Bendon Litigation.

(b)                                 Oromin acknowledges that promptly following the time at which Teranga takes up Oromin Shares under the Offer that represent at least a majority of the then outstanding Oromin Shares (including the Oromin Shares currently held by Teranga), and from time to time thereafter, calculated on a non-diluted basis, Teranga shall be entitled to designate all the members of the Oromin Board and any committees thereof, in all cases subject to applicable Law.  Subject to the foregoing provisions of this Section, Oromin shall cooperate with Teranga to enable the Teranga designees to be elected or appointed to the Oromin Board and to the boards of directors of all subsidiaries of Oromin, and any committees thereof, and to constitute the Oromin Board and to the boards of directors of all of its subsidiaries, including, at the request of the Teranga, by using its commercially reasonable efforts to secure the resignations of all current directors of Oromin and of all of its subsidiaries.

Section 1.6                                               Post Varied Offer Covenants

If Teranga takes up and pays for Oromin Shares pursuant to the Varied Offer, Teranga shall, and Oromin agrees to use reasonable commercial efforts to cause and to enable Teranga to, acquire the balance of the Oromin Shares, directly or indirectly, as soon as practicable after completion of the Varied Offer, by way of Compulsory Acquisition or to the extent permitted by applicable Law, Subsequent Acquisition Transaction, provided that any Compulsory Acquisition or Subsequent Acquisition Transaction shall provide for consideration per Oromin Share that is at the same exchange ratio and is in the same form as the consideration per Oromin Share offered under the Varied Offer. Oromin will assist Teranga in the implementation of any Compulsory Acquisition or other Subsequent Acquisition Transaction.  The provisions of this Section 1.6 shall survive the termination of this Agreement.

Section 1.7                                               Shareholders’ and Other List

Oromin will promptly deliver such lists of shareholders or other securityholders of Oromin as may be reasonably requested by Teranga from time to time.

Section 1.8                                               Shareholder Rights Plan

Oromin represents that the Oromin Board will waive the application of the Shareholder Rights Plan to the Varied Offer, and any other actions taken by Oromin in furtherance of the Varied Offer, effective as at such date and time as Teranga may direct in writing, and Oromin agrees to take any further action required to cause the Shareholder Rights Plan to be inapplicable to the Varied Offer.  Oromin will not adopt or approve any other shareholder rights plan.

Section 1.9                                               Oromin Stock Options

Oromin has 13,186,000 outstanding Oromin Options under the Incentive Plan.  Prior to the Expiry Time, Teranga will offer to enter in an agreement with each of the holders of the Oromin Options pursuant to which their Oromin Options would be cancelled and exchanged for Replacement Teranga Options conditional on Teranga taking up Oromin Shares under the Offer.

ARTICLE 2
COVENANTS OF OROMIN

Section 2.1                                               Ordinary Course of Business

Oromin covenants and agrees that, unless Teranga shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)                                Oromin shall, and shall cause Sabodala to, and shall cause Sabodala not to initiate or vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to (provided however, if such matter has been initiated, Oromin shall cause Sabodala to exercise, and to use its commercially reasonable efforts to enforce, its rights under the OJVG Shareholders Agreement to cause OJVG to), conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice, and to use commercially reasonable efforts to preserve intact its and their present business organizations and goodwill, to preserve intact Oromin,

Sabodala, OJVG and their properties and mineral rights (including the OJVG Concessions and the OJVG Lands), to keep available the services of their officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them;

(b)                                without limiting the generality of Section 2.1(a), Oromin shall not, directly or indirectly, and shall cause Sabodala not to, and shall cause Sabodala not to initiate or vote in favour of any resolution, decision or action of OJVG that would cause OJVG to (provided however, if such matter has been initiated, Oromin shall cause Sabodala to exercise, and to use its commercially reasonable efforts to enforce, its rights under the OJVG Shareholders Agreement to cause OJVG to):

(i)                                     issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any securities of Oromin (including Oromin Shares and securities convertible into Oromin Shares), Sabodala or OJVG or any other warrants, calls, conversion privileges or rights of any kind to acquire any securities of Oromin, Sabodala or OJVG or any shares of their respective subsidiaries, other than pursuant to the exercise of existing Oromin Options outstanding on the date hereof;

(ii)                                  sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Oromin, Sabodala or OJVG or any interest in any assets of Oromin, Sabodala or OJVG;

(iii)                               amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Oromin, Sabodala or OJVG;

(iv)                              amend or propose to amend the OJVG Shareholders’ Agreement;

(v)                                 split, combine or reclassify any outstanding Shares or other securities of Oromin or any shares or other securities of Sabodala or OJVG;

(vi)                              redeem, purchase or offer to purchase any Oromin Shares or other securities of Oromin or any shares or other securities of Sabodala or OJVG;

(vii)                           declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Oromin Shares or other securities of Oromin (or any shares or other securities of Sabodala or OJVG), except, if applicable,  in the case of payments or other distributions made solely to Oromin or Sabodala;

(viii)                        reorganize, amalgamate or merge Oromin, Sabodala or OJVG with any other person;

(ix)                              reduce the stated capital of the shares of Oromin, Sabodala or OJVG before the Effective Time;

(x)                                 other than in the ordinary course of business consistent with past practice, cash management investments made in rated fixed income investments accordance with Oromin’s, Sabodala’s or OJVG’s existing cash management policies and practices, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any person, or make any investment either by purchase of shares or securities, contributions of capital (other than to Oromin or Sabodala), property transfer or purchase of any property or assets of any other person;

(xi)                              except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person or make any loans or advances;

(xii)                           adopt a plan of liquidation, dissolution or winding-up or resolutions providing for the liquidation or dissolution of Oromin, Sabodala,  OJVG or Société des Mines de Golouma S.A.;

(xiii)                        pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Oromin Financial Statements or incurred in the ordinary course of business consistent with past practice;

(xiv)                       authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(xv)                          waive, release, grant, transfer, exercise, modify or amend in any material respect, (i) any existing contractual rights in respect of any OJVG Concessions, OJVG Lands or other property or mineral rights, (ii) any material Authorization, permit, lease, OJVG Concession, contract or other document, or (iii) any other material legal rights or claims;

(xvi)                       waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than immaterial matters in the ordinary course of business consistent with past practice;

(xvii)                    take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xviii)                 incur business expenses other than in the ordinary course and consistent with past practice and not materially adverse;

(xix)                       take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Teranga to consummate the Varied Offer or the other transactions contemplated by this Agreement;

(xx)                          increase the benefits payable or to become payable to its directors or officers (whether from Oromin, Sabodala or OJVG), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer or director of Oromin, Sabodala or OJVG;

(xxi)                       in the case of employees who are not officers or directors, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof, other than entering into amendments to existing retention agreements, such amendments to provide for an approximate aggregate of an additional $125,000 in respect of retention payments to support and administrative staff, and provided that the consent of Teranga shall be required for any material payments;

(c)                                 other than entering into amendments to existing retention agreements, such amendments to provide for an approximate aggregate of an additional $125,000 in respect of retention payments to support and administrative staff and in respect of Oromon stock options issued and outstanding as of the date hereof, Oromin shall not, and shall cause Sabodala not to, and shall cause Sabodala not to initiate or vote in favour of any resolution, decision or action of OJVG that would cause OJVG to (provided however, if such matter has been initiated Oromin shall cause Sabodala to use commercially reasonable efforts to cause OJVG not to), establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Oromin, Sabodala or OJVG other than in the ordinary course of business in accordance with applicable Law;

(d)                                Oromin shall, and shall cause Sabodala to, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to, use all reasonable commercial efforts to cause their current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)                                 Oromin  shall, and shall cause Sabodala to and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to, use its commercially reasonable best efforts to maintain and preserve all of the rights under each of the rights of Oromin, Sabodala and OJVG under each of the OJVG Concessions, the OJVG Lands, and other property and mineral rights of Oromin, Sabodala and OJVG under each of their Authorizations;

(f)                                  Oromin shall:

(i)                                     not take any action, or permit Sabodala to take any action (and shall cause Sabodala to use commercially reasonable efforts not to permit OJVG to), which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)                                  provide Teranga with prompt written notice of  any change of which Oromin is aware (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the OJVG Concessions, the OJVG Lands, and other property and mineral rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Oromin, Sabodala and OJVG which, when considered either individually or in the aggregate, has resulted in or could reasonably be expected to result in a Oromin Material Adverse Effect;

(iii)                               not enter into or renew any agreement, contract, lease, licence or other binding obligation of Oromin or  Sabodala, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG to enter into or renew any agreement, contract, lease, licence or other binding obligation (A) containing (1) any limitation or restriction on the ability of Oromin, Sabodala or OJVG or, following completion of the transactions contemplated by the Varied Offer and hereby, the ability of Teranga or its subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Oromin, Sabodala or OJVG or, following consummation of the transactions contemplated hereby, all or any portion of the business of Teranga or its subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of Oromin, Sabodala or OJVG or, following completion of the transactions contemplated hereby, the ability of Teranga or its subsidiaries, to solicit customers or employees, or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by the Varied Offer and this Agreement or that could reasonably be expected to be adverse to Teranga;

(iv)                              not enter into or renew any agreement, contract, lease, licence or other binding obligation of Oromin or Sabodala, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG to enter into or renew any agreement, contract, lease, licence or other binding obligation of OJVG, that is not terminable within 30 days of the Expiry Date without payment by Teranga or its subsidiaries that involves or would reasonably be expected to involve payments in excess of  $100,000 in the aggregate over the term of the contract;

(v)                                 not incur any capital expenditures or enter into any agreement obligating Oromin or Sabodala to provide for future capital expenditures;

(vi)                              use commercially reasonable efforts to cause OJVG to not incur any capital expenditures or enter into any agreement obligating OJVG to provide for future capital expenditures;

(vii)                           not take any action or enter into any transaction which would reasonably be expected to result in the shares of Sabodala owned by it or the shares of OJVG owned by Sabodala not being treated as capital property of Oromin or Sabodala immediately before the Effective Time for purposes of the Canadian tax “bump” rules in paragraphs 88(1)(c) and 88(1)(d) and subsection 87(11) of the Tax Act; and

(viii)                        provide such information as reasonably requested by Teranga in order to assist Teranga in determining any calculations relevant to the Canadian tax “bump” rules outlined in paragraphs 88(1)(c) and 88(1)(d) of the Tax Act;

(g)                                 Oromin and  Sabodala shall, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to:

(i)                                     duly and timely file all Returns required to be filed by it under applicable Laws on or after the date hereof and before the Effective Time and all such Returns will be true, complete and correct in all material respects;

(ii)                                  timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it under applicable Laws to the extent due and payable in all material respects;

(iii)                               not make or rescind any material express or deemed election relating to Taxes;

(iv)                              not make a request for a tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)                                 not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)                              not amend any income tax Return or change any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax Return for the taxation year ended, as applicable, December 31, 2012 or February 28, 2013, except as may be required by applicable Laws;

(h)                                Subject to any confidentiality obligations that are existing on the date hereof that may prevent Sabodala from doing so, Oromin will promptly notify Teranga of any request or requirement to attend (whether in person or by telephone) any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Varied Offer or the transactions contemplated by this Agreement or regarding the status of the Concessions, the OJVG Concessions, the Lands, the OJVG Lands or other property and mineral rights). Oromin shall not, and shall not permit Sabodala to, initiate any such discussions, negotiations or filings without the prior consent of Teranga, such consent not to be unreasonably withheld.

(i)                                    Subject to any confidentiality obligations that are existing on the date hereof that may prevent Sabodala from doing so, Oromin further agrees to provide Teranga with the opportunity to participate in any material meetings, discussions or negotiations with a Governmental Entity, as well as provide immediate notice of any material communication (whether oral or written) to Oromin, Sabodala or OJVG (to the extent Oromin or Sabodala have become aware of such communication) from a Governmental Entity, including a copy of any written communication;

(j)                                   Oromin shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other provisions of this Section 2.1;

(k)                                Oromin shall, and shall cause Sabodala to, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to,  not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other provisions of this Section 2.1; and

(l)                                    Oromin shall, prior to the mailing of the Oromin directors’ circular in connection with the Varied Offer, give Teranga a reasonable opportunity to review and comment on it, acting reasonably.

Section 2.2                                               Non-Solicitation

(a)                                 On and after the date of this Agreement, except as otherwise provided in this Agreement, Oromin and its subsidiaries shall not, and Oromin shall cause Sabodala not to vote in favour of a resolution authorizing OJVG to , directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(i)                                     make, solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiries, proposals or offers from any other person (including any of its officers or employees) relating to any Acquisition Proposal, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

(ii)                                  engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal; provided that, for greater certainty, Oromin may request any person making an unsolicited Acquisition Proposal to clarify the terms of the Acquisition Proposal and may also advise any person making an unsolicited Acquisition Proposal that such Acquisition

Proposal does not constitute a Superior Proposal when the Oromin Board has so determined;

(iii)                               withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Teranga, the approval or recommendation of the Oromin Board or any committee thereof of the Varied Offer;

(iv)                              approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 2.2(d) shall not be considered a violation of this Section 2.2(a)(iv)); or

(v)                                 accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal, provided, however, that nothing contained in this Section 2.2(a) or any other provision of this Agreement shall prevent the Oromin Board from, and the Oromin Board shall be permitted to, engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal that the Oromin Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information pursuant to Section 2.2(d) to any Person where the requirements of that Section are met.

(b)                                 Oromin shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Teranga) with respect to any potential Acquisition Proposal and, in connection therewith, Oromin will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information or establish and consent to access to any of OJVG’s confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Oromin agrees not to, and shall cause Sabodala not to vote in favour of a resolution authorizing OJVG to, release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Oromin undertakes , to enforce, or cause its subsidiaries to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries or OJVG have entered into prior to the date hereof or enter into after the date hereof, provided that Teranga acknowledges that Oromin has been operating a joint dataroom with Bendon in respect of OJVG and further acknowledges that Bendon and Badr may be continuing to solicit Acquisition Proposals for OJVG.

(c)                                  Subject to any confidentiality obligations that are existing on the date hereof that may prevent Sabodala from doing so, from and after the date of this Agreement, Oromin shall immediately provide notice to Teranga in the event it or OJVG (to the extent Oromin is aware of such Acquisition Proposal) receives an Acquisition Proposal, or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Oromin or any of its subsidiaries or OJVG (to the extent Oromin is aware of such request) in connection with such an Acquisition Proposal or for access to the properties, books or records of Oromin, any subsidiary of Oromin or OJVG (to the extent Oromin is aware of such request) by any person that informs Oromin, any member of the Oromin Board or subsidiary board, or OJVG (to the extent Oromin is aware of such request) that it is considering making, or has made, an Acquisition Proposal. Such notice to Teranga shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate, in each case to the extent Oromin has such information, the identity of the person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Oromin, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Oromin shall keep Teranga promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Teranga with respect thereto.

(d)                                 If the Oromin Board or board of OJVG receives a request for material non-public information from a Person who proposes to Oromin or OJVG an unsolicited bona fide written Acquisition Proposal and the Oromin Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then, and only in such case, Oromin may, and may permit Sabodala to consent to OJVG providing such Person with access to information regarding Oromin and its subsidiaries or OJVG, as the case may be, subject to the execution of a confidentiality agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Oromin or OJVG than the Confidentiality Agreement and which shall contain customary standstill and non-solicitation provisions; provided that Oromin sends a copy of any such confidentiality and standstill agreement to Teranga promptly upon its execution and Teranga is promptly provided with a list of, and, at the request of Teranga, copies of, the information provided to such person and immediately provided with access to similar information to which such person was provided.

(e)                                  Oromin agrees that it and its subsidiaries will not, and Oromin shall cause Sabodala to vote against any resolution, decision or action to, accept, approve or enter into any agreement (“Proposed Agreement”), other than a confidentiality agreement as contemplated by Subsection Section 2.2(d), with any person providing for or to facilitate any Acquisition Proposal unless:

(i)                                     the Oromin Board determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii)                                  Teranga has not taken up any Oromin Shares under the Offer;

(iii)                               Oromin has complied with Section 2.2(a) through Section 2.2(d) inclusive in all material respects;

(iv)                              Oromin has provided Teranga with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Oromin Board regarding the value or range of values in financial terms that the Oromin Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Teranga not less than five Business Days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by Oromin;

(v)                                 Five Business Days shall have elapsed from the date Teranga received the notice and documentation referred to in Section 2.2(e)(iv) from Oromin and, if Teranga has proposed to amend the terms of the Varied Offer and/or this Agreement in accordance with Section 2.2(f), the Oromin Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal, as applicable, is a Superior Proposal compared to the proposed amendment to the terms of the Varied Offer by Teranga;

(vi)                              Oromin concurrently terminates this Agreement pursuant to Section 8.1(e); and

(vii)                           Oromin has previously, or concurrently will have, paid to Teranga the fees payable in Section 4.1(3);

and Oromin further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Teranga the approval or recommendation of the Varied Offer, nor accept, approve or recommend, and shall cause Sabodala to vote against any resolution, decision or action to accept or approve, any Acquisition Proposal unless the requirements of this Section Section 2.2(e)(i) through Section 2.2(e)(vii) have been satisfied.

(f)                                   Oromin acknowledges and agrees that, during the five Business Day periods referred to in Section 2.2(e)(v) or such longer period as Oromin may approve for such purpose, Teranga shall have the opportunity, but not the obligation, to propose to amend the terms of the Varied Offer and Oromin shall co-operate with Teranga with respect thereto, including negotiating in good faith with Teranga to enable Teranga to make such adjustments to the terms and conditions of the Varied Offer as Oromin deems appropriate and as would enable Oromin to proceed with the transactions contemplated by this Agreement and the Varied Offer and any related transactions on such adjusted terms.  The Oromin Board will review any proposal by Teranga to amend the terms of the Varied Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Teranga’s proposal to amend the Varied Offer would result in the Acquisition Proposal, as applicable, not being a Superior Proposal compared to the proposed amendment to the terms of the Varied Offer.

(g)                                  The Oromin Board shall promptly reaffirm its recommendation of the Varied Offer by press release after: (x) any Acquisition Proposal which the Oromin Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Oromin Board determines that a proposed amendment to the terms of the Varied Offer would result in an Acquisition Proposal, which has been publicly announced or made, not being a Superior Proposal, and Teranga has so amended the terms of the Varied Offer. Wherever practical, Teranga and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Oromin, acting reasonably.

(h)                                 Nothing in this Agreement shall prevent the Oromin Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Teranga having suffered a Teranga Material Adverse Effect.  Further, nothing in this Agreement shall prevent the Oromin Board from making any disclosure to the securityholders of Oromin if the Oromin Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Oromin Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding that the Oromin Board shall be permitted to make such disclosure, the Oromin Board shall not be permitted to make an Oromin Change in Recommendation, other than as permitted by Section 2.2(e) or the first sentence of this paragraph. Wherever practical, Teranga and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Oromin, acting reasonably.

(i)                                     Oromin acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 2.2.

(j)                                    Oromin shall ensure that its officers, directors and employees and those of its subsidiaries and any investment bankers or other advisors or representatives retained by Oromin or its subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section, and Oromin shall be responsible for any breach of this Section 2.2 by such persons.

Section 2.3                Access to Information

Subject to the Confidentiality Agreement, and subject to applicable competition and anti-trust laws, Oromin shall (and shall cause each of its subsidiaries to) afford Teranga’s and its bankers’ officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) reasonable access during normal business hours from the date hereof and until the expiration of this Agreement, to its properties, books, contracts and records (as well as to its management personnel to permit the planning and implementation of the integration of Teranga and Oromin and its subsidiaries), and, during such period, Oromin shall (and shall cause each of its subsidiaries to) furnish promptly to Teranga all information concerning their respective businesses, properties and personnel as Teranga may reasonably request. Nothing in the foregoing or any other provision of this Agreement shall require Oromin to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide Teranga with access to any property where a Party is contractually or legally prohibited from doing so.

Section 2.4                Other Restructuring Assistance

Oromin shall use, and shall cause its subsidiaries, as the case may be, to take, or refrain from taking, such action as may be reasonably requested by Teranga, including without limitation to meet regulatory or tax planning or lender or internal reorganization or planning requirements, provided that any such planning or reorganization transaction shall not be adverse to Oromin or to Oromin Shareholders and further provided that Teranga shall pay all reasonable costs, expenses and liabilities, including any liability for taxes of Oromin or Oromin Shareholders that may arise, relating to such planning or reorganization transaction. If the Varied Offer is not completed, Teranga shall reimburse Oromin for any loss or damage, including for taxes, incurred directly or indirectly as a result of the planning or reorganization transaction and shall bear any reasonable cost associated with the return of the corporate structure, capital structure, business operations and assets to their state before the restructuring.

ARTICLE 3
TERANGA’S COVENANTS

Section 3.1                Teranga’s Covenants

Teranga covenants and agrees that, unless Oromin shall otherwise agree in writing, not to be unreasonably withheld, or as otherwise expressly contemplated by this Agreement:

(a)                                 Teranga shall not directly or indirectly do or permit to occur any of the following (provided that the following shall not limit the ability of Teranga to comply with any existing obligations):

(i)                                     amend or propose to amend its articles;

(ii)                                  split, combine or reclassify any outstanding Teranga Shares; or

(iii)                               redeem, purchase or offer to purchase any Teranga Shares; and

(b)                                 Teranga shall:

(i)                                     not take any action, or permit any of its subsidiaries to take any action, that would render, or that would reasonably be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Expiry Date if then made;

(ii)                                  promptly notify Oromin orally and in writing of any Teranga Material Adverse Effect in the course of its or any of its subsidiaries’ businesses or in the operation of its or any of its subsidiaries’ properties (in each case on a consolidated basis), and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and

(iii)                               prior to the mailing of the Varied Offer, Teranga will give Oromin a reasonable opportunity to review and comment on it, but, subject to the terms hereof, Oromin recognizes that whether or not its comments are appropriate will be determined by Teranga, acting reasonably.

(c)                                  Teranga shall use its commercially reasonable efforts to obtain an amendment extending the lock-up agreement entered into between Teranga and IAMGOLD Corporation in respect of the Offer.

ARTICLE 4
FEES AND OTHER ARRANGEMENTS

Section 4.1                Break Fees and Expense Reimbursement

(1)                                 If, at any time after the execution of this Agreement and prior to the Expiry Date, this Agreement shall have been terminated pursuant to Section 8.1(b) then Teranga shall pay to Oromin, subject to the next following sentence, within one Business Day after the occurrence of the termination of this Agreement in such circumstances, the amount of $500,000 (the “Expense Reimbursement Fee”) in immediately available funds to an account designated by Oromin.  Notwithstanding the foregoing, the Expense Reimbursement Fee shall not be payable by Teranga to Oromin if at or prior to the date of termination of this Agreement: (i) there shall have occurred an event that resulted in a Oromin Material Adverse Effect; or (ii) Oromin shall have failed to fulfill  any of its material obligations under this Agreement or any of its representations and warranties under this Agreement shall be untrue in any material respect.  In addition, in the event that the Expense Reimbursement Fee is paid by Teranga to Oromin in accordance with the foregoing provisions of this Section 4.1(1) in a circumstance where prior to the termination of this Agreement  pursuant to Section 8.1(b) an Alternative Proposal has been publicly announced and at any time within a period of 6 months following such termination of this Agreement  Oromin enters into any agreement for an Acquisition Proposal or consummates a transaction that constitutes an Acquisition Proposal, Oromin will, prior to the earlier of consummation of a transaction that constitutes an Acquisition Proposal, or execution of a definitive agreement with respect thereto, repay to Teranga, in immediately available funds to an account designated by Teranga, the Expense Reimbursement Fee.  The obligation of Teranga to pay the Expense Reimbursement Fee, and the obligation of Oromin to repay the Expense Reimbursement Fee in the circumstances described above, shall survive the termination of this Agreement.

(2)                                 If, at any time after the execution of this Agreement and prior to the Expiry Date, this Agreement shall have been terminated pursuant to Section 8.1(c) then Teranga shall, within one Business Day after the occurrence of such event, pay to Oromin the amount of $1,500,000 in immediately available funds to an account designated by Oromin. The obligation of Teranga to pay the break fee contemplated in this Section 4.1(2) shall survive the termination of this Agreement.

(3)                                 If, at any time after the execution of this Agreement and prior to the Expiry Date, this Agreement shall have been terminated pursuant to Section 8.1(d), Section 8.1(e) or 8.1(f), then Oromin shall pay to Teranga the amount of $1,500,000 in immediately available funds to an account designated by Teranga.  Such amount shall be paid (i) in the event of a termination pursuant to Section 8.1(d) and (f), within one Business Day after the occurrence of such event; and (ii) in the event of a termination pursuant to Section 8.1(e), prior to Oromin entering into the binding definitive written agreement, understanding, or arrangement with respect to a Superior Proposal. The obligation of Oromin to pay the break fee contemplated in this Section 4.1(3) shall survive the termination of this Agreement.

(4)                                 The Parties acknowledge that the amounts set out in Section 4.1(2) and Section 4.1(3) represent liquidated damages which are a genuine pre-estimate of the damages which a Party will suffer or incur as a result of an event giving rise to such damages and resultant termination of this Agreement, and is not a penalty.

(5)                                 For greater certainty, Oromin shall not be obligated to make more than one payment under Section 4.1(3) if one or more events of the events specified in Section 4.1(3) occurs.

(6)                                 For greater certainty, Teranga shall not be obligated to make more than one payment under Section 4.1(1) and 4.1(2) if one or more events of the events specified therein occurs.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF OROMIN

Section 5.1                Representations and Warranties

Oromin hereby represents and warrants to and in favour of Teranga as set forth in Schedule “B” and acknowledges that Teranga is relying upon these representations and warranties in connection with entering into this Agreement and varying the Offer.

Section 5.2                Investigation

Any investigation by Teranga and its advisors shall not mitigate, diminish or affect the representations and warranties of Oromin provided pursuant to this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF TERANGA

Section 6.1                Representations and Warranties

Teranga hereby represents and warrants to and in favour of Oromin as set forth in Schedule “C” and acknowledges that Oromin is relying upon these representations and warranties in connection with entering into this Agreement.

Section 6.2                Investigation

Any investigation by Oromin and its advisors shall not mitigate, diminish or affect the representations and warranties of Teranga provided pursuant to this Agreement.

ARTICLE 7
MUTUAL COVENANTS

Section 7.1                Consultation

Oromin agrees to consult with Teranga in issuing any press releases or otherwise making public statements with respect to the Varied Offer, the Current Bendon Litigation, any other litigation commenced by Bendon and in making any filings with any domestic or foreign federal, provincial or state governmental or regulatory agency or with any stock exchange, and shall use its reasonable efforts to enable Teranga to review and consent to all such press releases prior to release thereof, provided that Oromin shall make the final determination in respect of any press releases or public statements made by it.

Section 7.2                Further Assurances

Subject to the terms and conditions herein, Teranga and Oromin agree to use their respective reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate the transactions contemplated by this Agreement and the Varied Offer.  In addition, Oromin and Teranga will, and will cause each of their respective subsidiaries to, use their reasonable efforts to fulfil all conditions and satisfy all provisions of this Agreement and the Varied Offer. Nothing in this Section 7.2 shall require Oromin to support Teranga in relation to the Current Bendon Litigation to an extent greater than stated in Section 1.5 nor shall Oromin be required to support Teranga in respect of any action, suit or other proceeding involving Bendon other than the Current Bendon Litigation.

Section 7.3                Notices of Certain Events

Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Expiry Date of any event or state of facts which occurrence or failure would, or would be likely to:

(a)                                 cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Expiry Date; or

(b)                                 result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Expiry Date, provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

Section 7.4                Insurance and Indemnification and Arrangements.

(a)                                 Prior to the Expiry Date, Teranga shall purchase customary ‘‘tail’’ policies of directors’ and officers’ liability insurance for each of the directors and officers of Oromin providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Oromin which is in effect immediately prior to the Expiry Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Expiry Time and Teranga will, or will cause Oromin to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Expiry Date; provided, that Oromin shall not be required to pay any amounts in respect of such coverage prior to the Expiry Date.

(b)                                 Teranga agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Oromin and Sabodala to the extent such rights to indemnification or exculpation have been disclosed in writing by Oromin to Teranga prior to the date hereof and acknowledges that such rights shall survive the completion of the Varied Offer and shall continue in full force and effect for a period of not less than six years from the Expiry Date.  Teranga and Oromin shall ensure that, should the Varied Offer be completed, the constating documents of Oromin and any corporation continuing following any amalgamation, merger, plan of arrangement, consolidation or winding up of Oromin or a successor thereto with or into one or more other persons (a “Continuing Corporation”) shall, subject to applicable Law, contain provisions with respect to indemnification that are no less favourable than those provisions set forth in Oromin’s constating documents, which provisions shall not, except to the extent required by applicable Law, be amended, repealed or otherwise modified for a period of six years from the Expiry Date in a manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Expiry Date, were directors or officers of Oromin.

(c)                                  The provisions of this Section 7.4 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Teranga hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 7.4 shall survive the termination of this Agreement as a result of the occurrence of the Expiry Time for a period of six years.

(d)                                 Teranga and Oromin agree that in the event that the Varied Offer is completed, they will or will cause any Oromin or any successor thereto to agree, honour and comply with the terms of the existing employment, severance, change of control and indemnification agreements or arrangements (including employee benefits) of Oromin provided that such agreements have been disclosed in writing by Oromin to Teranga prior to the date hereof.

ARTICLE 8
TERMINATION

Section 8.1                Termination and Survival

This Agreement may be terminated at any time prior to the Expiry Date:

(a)                                 by mutual written consent of Teranga and Oromin;

(b)                                 by either Teranga or Oromin after the Outside Date if Teranga has not acquired Oromin Shares pursuant to the Varied Offer except that the right to terminate this Support Agreement under this Section 8.1(b) shall not be available to a Party if it has failed to fulfill any of their obligations or if it has breached of any of its representations and warranties under this Agreement and such failure or breach has been the cause of, or resulted in, the failure of Teranga to acquire Oromin Shares by the Outside Date;

(c)                                  by Oromin if: (i) Teranga has failed to perform any material covenant required to be performed by it pursuant to this Agreement, provided such failure to perform a material covenant is not cured within 10 Business Days of written notice to Teranga thereof: (ii) any representation or warranty made by Teranga herein is untrue in any material respect is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 Business Days of written notice to Teranga thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in a Teranga Material Adverse Effect; or (iii) if there shall occur any event that would result in a Teranga Material Adverse Effect;

(d)                                 by Teranga if: (i) Oromin has failed to perform any material covenant required to be performed by it pursuant to this Agreement, provided such failure to perform a material covenant is not cured within 10 Business Days of written notice to Oromin thereof: (ii) any representation or warranty made by Oromin herein is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 Business Days of written notice to Oromin thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, have an Oromin Material Adverse Effect; or (iii) if there shall occur any event that would result in a Oromin Material Adverse Effect; or

(e)                                  by Oromin if Oromin wishes to enter into a binding definitive written agreement, understanding, or arrangement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 2.2(d)), provided Oromin is in compliance with Section 2.2 and provided that no termination under this subsection shall be effective unless and until Oromin has paid to Teranga the fees specified in Section 4.1(3).

(f)                                   by Teranga if:

(i)                                     the Oromin Board (or a committee thereof) shall have failed to recommend or shall have withdrawn, amended, modified or qualified, in a manner adverse to Teranga its approval or recommendation of the Varied Offer (unless as a result of Teranga having suffered a Teranga Material Adverse Effect) or fails to publicly reaffirm its recommendation of the Varied Offer within five Business Days after having been requested in writing by Teranga to do so (a “Oromin Change in Recommendation”);

(ii)                                  the Oromin Board (or a committee thereof) shall have approved or recommended any Acquisition Proposal;

(iii)                               Oromin shall have breached Section 2.2 in any respect; or

(iv)                              Oromin has entered into an agreement, understanding or arrangement with respect to a Superior Proposal.

For greater certainty, the Parties agree that a payment to be received pursuant to Section 4.1(2) or Section 4.1(3), as applicable, is the sole remedy in compensation or damages of a Party with respect to the event or events giving rise to the termination of this Agreement.

Section 8.2                                               Withdrawal of Varied Offer

For greater certainty, without prejudice to its other rights, if this Agreement is terminated as provided in Section 8.1 above, Teranga may terminate or withdraw the Varied Offer without any further obligation of Teranga under this Agreement other than any obligations or payments pursuant to Section 1.6, 2.4 or Section 4.1.

ARTICLE 9
MISCELLANEOUS

Section 9.1                                               Amendment or Waiver

This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by Teranga and Oromin; provided, however, that either Teranga or Oromin may in its discretion waive a condition, term, covenant, representation or warranty herein which is solely for its benefit without the consent of the other.  No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or any breach of any other term, covenant, representation or warranty in this Agreement.

Section 9.2                                               Entire Agreement

This Agreement and the documents referred to herein (including the existing confidentiality agreement in favour of Oromin executed by Teranga) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, arrangements or understandings with respect thereto.

Section 9.3                                               Headings

The descriptive headings are for convenience of reference only and shall not affect the meaning or construction of any provisions of this Agreement.

Section 9.4                                               Notices

All notices or other communications which are required or permitted hereunder shall be communicated confidentially and in writing and shall be sufficient if delivered personally, or sent by confidential telecopier addressed as follows:

(a) to Teranga at:

Teranga Gold Corporation 121 King Street West, Suite 2600 Toronto, Ontario M5H 3T9
Attention:	Richard Young
Facsimile:	(416) 594-0088

with a copy to:

Stikeman Elliott LLP Commerce Court West Suite 5300 Toronto, Ontario M5L 1B9
Attention:	Mr. Donald Belovich
Facsimile:	(416) 947-0866

(b) to Oromin at:

Oromin Explorations Ltd. 2000 — 1055 West Hastings Street Vancouver, British Columbia V6E 2E9
Attention:	Chet Idziszek
Facsimile:	(604) 331-8773

with a copy to:

Miller Thomson LLP 1000 - 840 Howe Street Vancouver, British Columbia V6Z 2M1
Attention:	Mr. Peter McArthur and Mr. Kevin Sorochan
Facsimile:	(604) 643-1200

Section 9.5                                               Counterparts

This Agreement may be executed in any number of counterparts (including by facsimile) and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one Agreement.

Section 9.6                                               Expenses

Subject to Section 4.1, each party will pay its own expenses in connection with the execution and negotiation of this Agreement and the consummation of the terms hereof.

Section 9.7                                               Assignment

This Agreement shall not be assignable by either party without the prior written consent of the other party in its sole discretion.

Section 9.8                                               Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be effected, impaired or invalidated, and the parties shall in such event negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits under the Agreement.

Section 9.9                                               Choice of Law

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Section 9.10                                        Survival of Representations and Warranties.

The representations and warranties made by Oromin and by Teranga herein shall survive until the Expiry Date, and shall then terminate.

Section 9.11                                        Specific Performance and other Equitable Rights.

Each of the parties recognizes and acknowledges that a breach by any party of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages.  Therefore, each of the parties agrees that, in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or other commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Section 9.12                                        Currency.

All sums of money referred to in this Agreement shall mean Canadian funds.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

TERANGA GOLD CORPORATION

By:	/s/ Richard Young
Richard Young
Chief Executive Officer

OROMIN EXPLORATIONS LTD.

By:	/s/ Chet Idziszek
Chet Idziszek
President and Chief Executive Officer

SCHEDULE “A”

DEFINED TERMS

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any person or group of persons (other than Teranga or any of its affiliates), whether or not in writing and whether or not delivered to Oromin Shareholders and/or Oromin, after the date hereof relating to: (i) any acquisition or purchase, direct or indirect, of: (a) any material assets, business or property of Oromin and/or one or more of its subsidiaries; (b) any securities of Oromin by Oromin and/or one or more of its subsidiaries; (c) any material assets, business or material property of OJVG and / or one or more of its subsidiaries; or (d) any sale of securities of OJVG and / or one or more of its subsidiaries (ii) any take-over bid, tender offer or exchange offer for securities of Oromin or OJVG; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Oromin, OJVG or any of their respective subsidiaries or any combination of the foregoing;

“Authorizations” means any authorization, order, permit, approval, grant, license, registration, consent, right, notification, condition, franchise, privilege, certificate, judgement, writ, injunction, award, determination, direction, decisions, decree, bylaw, rule, or regulation, whether or not having the force of Law;

“Change of Operator” means any action taken by Bendon pursuant to, and in strict compliance with, the OJVG Shareholders Agreement, relating to the removal of Sabodala as operator of the OJVG Gold Project;

“Confidentiality Agreement” means the confidentiality agreement between Teranga and Oromin dated July 18, 2013;

“Current Bendon Litigation” means the litigation commenced by Bendon pursuant to the statement of claim of Bendon filed with the Ontario Superior Court of Justice on June 13, 2013 naming Oromin, Sabodala and Teranga as defendants, as it existed on June 13, 2013, and, for greater certainty, excluding how such statement of claim may have been, or may be, amended.

 “Lands” means all interests in real and immoveable property interests, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the Concessions and the OJVG Concessions) which Oromin or its subsidiaries own or have an interest in or has an option or other right to acquire, whether directly or indirectly, all as indicated in Schedule E;

“Offer Circular” means the Offer to Purchase and accompanying circular, dated June 19, 2013, as may be amended;

“OJVG Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which OJVG owns or has a right or option to acquire or use, whether directly or indirectly, all as indicated in the list set out in Schedule E;

“OJVG Lands” means all interests in real and immoveable property interests, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the OJVG Concessions) which OJVG owns or has an interest in or has an option or other right to acquire, whether directly or indirectly, all as indicated in Schedule E;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Oromin Board” means the board of directors of Oromin;

“Oromin Financial Statements” means the audited financial statements of Oromin as at and for the years ended February 29, 2013 and February 29, 2012 (including the notes thereto, and auditors’ report thereon), and the interim condensed consolidated financial statements of Oromin for the three months ended May 31, 2013 and 2012;

“Oromin Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the (a) assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Oromin and its subsidiaries, taken as a whole; or (b) the continued ownership, development and operation of the OJVG Golouma Gold Project, in each case, excluding any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Varied Offer, this Agreement or the transactions contemplated therein or herein, as the case may be, or the performance of any obligation hereunder; (ii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (iii) changes affecting the global gold mining industry generally; (iv) any change in the market price of gold; (v) any decrease in the market price or any decline in the trading volume of Oromin Shares on the TSX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Oromin Material Adverse Effect has occurred); (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (vii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (viii) any change in IFRS; (ix) any natural disaster; (x) any actions taken (or omitted to be taken) at the request of Teranga; (xi) the Change of Operator; (xii) any failure to obtain a waiver from the Government of Senegal with respect to the right of Senegalese Nationals to acquire up to a 25% interest in the OJVG Golouma Gold Project; (xiii) the Current Bendon Litigation; provided however, that with respect to clauses (ii) to (x) that it does not have a materially disproportionate effect on Oromin and its subsidiaries relative to comparable exploration and/or mining companies;

2

“Oromin Option” means options to acquire Oromin Shares issued and outstanding under the Incentive Plan;

“Outside Date” means September 15, 2013;

“Parties” means Teranga and Oromin, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, restriction, registration, flagging or other Authorization of, from, or required by any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Replacement Teranga Options” means options to acquire that number of Teranga Shares (rounded down to the nearest whole number) as are equal to the product of (i) the number of Oromin Shares subject to the Oromin Option immediately before the Expiry Date, and (ii) the Exchange Ratio, at an exercise price per Teranga Share equal to: (i) the exercise price per Oromin Share subject to such Oromin Option immediately before the Expiry Date divided by (ii) the Exchange Ratio, provided that the exercise price payable on any particular exercise of a replacement option shall be rounded up to the nearest whole cent.  Such replacement options will otherwise be on the same terms and conditions, including as to the term of expiry, as were applicable to such Oromin Option immediately before the Expiry Time under the Incentive Plan and the agreement evidencing the grant, provided that no such replacement option will expire as a result of the holder thereof ceasing to be employed, engaged as a consultant, officer or director or otherwise in a service relationship with Oromin, a subsidiary of Oromin or any successor thereof or as a result of termination of such relationship by Oromin and further provided, however, that each such replacement option held by a director, officer or consultant of Oromin who ceases to be a director, officer or consultant, as applicable, of Oromin shall be deemed to have been amended to provide that such option shall expire not later than the earlier of: (i) the original expiry date of such option; and (ii) the date that is 18 months following the Expiry Time;

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto required to be filed or prepared in connection with any Taxes under applicable Laws;

“Sabodala” means Sabodala Holding Limited;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act and the U.S. Securities Act, together with all other applicable state, federal, provincial and territorial securities laws, rules and

3

regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person or a subsidiary and shall include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by an arms-length third party to OJVG, Oromin or Oromin Shareholders in writing after the date hereof: (i) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Oromin Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iii) which is not subject to a due diligence and/or access condition; (iv) that did not result from a breach of Section 2.2 by Oromin or its representatives; (v) in respect of which the Oromin Board determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal for Oromin to Oromin Shareholders or to proceed with such Acquisition Proposal would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Oromin Shareholders (other than Teranga) from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Teranga pursuant to Subsection Section 2.2(f));

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the

4

same or of a similar nature to any of the foregoing, which Oromin or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Teranga Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the (a) assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Teranga and its subsidiaries, taken as a whole; or (b) the continued ownership, development and operation of the Sabodala Gold Project, in each case, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Varied Offer, this Agreement or the transactions contemplated therein or herein, as the case may be, the performance of any obligation hereunder or communication by Teranga of its plans or intentions with respect to Oromin, its subsidiaries and the OJVG, or the consummation of the transactions contemplated herein and in the Offer; (ii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (iii) changes affecting the global gold mining industry generally; (iv) any change in the market price of gold; (v) any decrease in the market price or any decline in the trading volume of Teranga Shares on the TSX or ASX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Teranga Material Adverse Effect has occurred); (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (vii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (viii) any change in IFRS; (ix) any natural disaster (x) the Current Bendon Litigation and (xi) any Change of Operator; provided however, that with respect to clauses (ii) to (ix) that it does not have a materially disproportionate effect on Teranga and its subsidiaries relative to comparable exploration and/or mining companies; and

“U.S. Securities Act” means the Securities Act of 1933, as amended from time to time, of the United States, and the rules and regulations promulgated from time to time thereunder.

5

SCHEDULE “B”

OROMIN REPRESENTATION AND WARRANTIES

(1)           After giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Oromin under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(2)           There is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which Oromin or any of its subsidiaries is a party to any of the transactions contemplated by the Varied Offer or this Agreement.

(3)           Other than the Current Bendon Litigation and the threat of Bendon to remove Sabodala as operator of OJVG, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Oromin, threatened against or affecting Oromin or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may be reasonably expected to have an Oromin Material Adverse Effect.

6

SCHEDULE “C”

TERANGA REPRESENTATIONS AND WARRANTIES

(1)           After giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Teranga under the provisions of applicable Canadian Securities Laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(2)           Except as set out in the Offer Circular, there is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which Teranga is a party to any of the transactions contemplated by the Varied Offer or this Agreement and other than have already been obtained.

(3)           Except as set out in the Offer Circular and other than the Current Bendon Litigation, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Teranga, threatened against or affecting Teranga or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may be reasonably expected to have a Teranga Material Adverse Effect, other than those that have been publicly disclosed.

7

SCHEDULE “D”

CONDITIONS TO THE VARIED OFFER

Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, but subject to applicable Laws, Teranga has the right to vary or change the Varied Offer and the right to withdraw the Varied Offer and not take up and pay for any Deposited Oromin Shares, and will have the right to extend the period of time during which the Varied Offer is open for acceptance and postpone taking up and paying for any Deposited Oromin Shares, unless all of the following conditions are satisfied or, where permitted, waived by Teranga (in its sole discretion) at or prior to the Expiry Time:

(a)   there shall have been validly deposited under the Varied Offer and not withdrawn, at or prior to the Expiry Time, such number of Oromin Shares which are necessary to constitute:

(i)    at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis), including Oromin Shares held by Teranga and its affiliates; and

(ii)   a “majority of the minority” in the context of a Subsequent Acquisition Transaction to be voted upon under MI 61-101

(collectively, the “Minimum Tender Condition”);

(b)   Teranga shall have determined, in its reasonable good faith judgment, that the Shareholder Rights Plan (and any other Shareholder rights plan adopted by Oromin) does not and will not adversely affect the Varied Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Varied Offer or the purchase of Oromin Shares under the Varied Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(c)   Teranga shall have determined in its reasonable good faith judgment that none of Oromin or any of its entities, nor any third party, other than Bendon in respect of the Current Bendon Litigation and any Change of Operator, shall have taken any action or failed to take any action, or shall have disclosed a previously undisclosed action, or authorized, recommended, proposed or announced the intention to take any action or event, having or which would have the effect of preventing or materially delaying the ability of Teranga to acquire Oromin Shares or materially affecting Oromin’s indirect interest in the OJVG Golouma Gold Project, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment, including, without limitation:

(i)            any issuance of securities (other than in connection with exercise of vested Convertible Securities outstanding on the date hereof or, if applicable, the issuance of 195,000 additional Oromin Shares to Sprott

Resource Lending Partnership in connection with its credit agreement with Oromin) or options or other rights to purchase securities by Oromin or any of its entities, conditional or otherwise;

(ii)           acquiring or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Oromin Shares or other securities of Oromin or any of its entities;

(iii)          declaring, paying, authorizing or making any payment, distribution or dividend on any of Oromin’s securities;

(iv)          altering or proposing to alter any material term of any outstanding security;

(v)           issuing or selling, or authorizing or proposing the issuance or sale of, any debt securities or otherwise incurring, authorizing, committing to incur or proposing the incurrence of any debt or the making of any loans or advances or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person;

(vi)          any purchase, licence, lease or other acquisition of an interest in assets or securities that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis;

(vii)         other than the right of Senegalese Nationals to acquire up to a 25% interest in the OJVG Golouma Gold Project, any action or event with respect to, or any agreement, proposal, offer or understanding relating to, any sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing with any of the assets of Oromin or any of its entities, including, without limitation, granting an interest to any person in OJVG, Société des Mines de Golouma S.A. or the OJVG Golouma Gold Project, other than any such sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing between Oromin, any entity which is a wholly-owned subsidiary of Oromin, OJVG and Société des Mines de Golouma S.A. as of the date of the Varied Offer or that, individually or in the aggregate, is not material to Oromin and its entities on a consolidated basis;

(viii)        any action or event related to any take-over bid (other than the Varied Offer) or tender offer (including without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, business combination, share exchange, liquidation, dissolution, winding up or similar transaction that are agreed to or supported by the Oromin Board;

2

(ix)          making or committing to make, or otherwise incurring any obligation in respect of, any material capital expenditure that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis, other than such commitments or obligations in respect of which Oromin has entered into legally binding agreements prior to the date of the Offer;

(x)           other than entering into amendments to existing retention agreements, such amendments to provide for the payment of an additional approximate aggregate amount of $125,000 in respect of retention payments to support and administrative staff and outstanding as of the date hereofand the Replacement Teranga Options, entering into, adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, option, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee of Oromin or its entities, or similar rights or other benefits;

(xi)          waiving, releasing, relinquishing, impairing, exercising, granting, transferring or amending any rights of material value under any material contract, license, lease, permit, authorization, concession, agreement, instrument or other document, other than in the ordinary course of business consistent with past practice and only if so doing would not in Teranga’s reasonable good faith judgment adversely result in an Oromin Material Adverse Effect;

(xii)         amending, entering into or completing any joint venture agreement, other mutual co-operation agreement, shareholder agreement, distribution agreement, off-take agreement, streaming agreement or other material transaction or transactions that, individually or in the aggregate, is or are materially adverse to Oromin and its entities on a consolidated basis;

(xiii)        any change to Oromin’s constating documents; or

(xiv)        any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by Oromin or any of its entities, or any agreement by Oromin or any of its entities to engage in any of the foregoing;

(d)   the OJVG Shareholders Agreement, as filed by Oromin on SEDAR on August 4, 2010, is in full force and effect and has not been amended or otherwise modified in any way, unless the same is acceptable to Teranga in its reasonable good faith judgment;

(e)   all Governmental Entity or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without

3

limitation, those of any stock exchange or other Securities Regulatory Authorities) that are necessary to:

(i)            complete the Varied Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)           issue and list on the TSX the Teranga Shares issuable pursuant to the Varied Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and

(iii)          prevent or avoid the occurrence of an Oromin Material Adverse Effect as a result of the completion of the Varied Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

shall have been obtained or concluded on terms and conditions satisfactory to Teranga in its reasonable good faith judgment and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated the failure of which would reasonably be expected to have an Oromin Material Adverse Effect;

(f)    other than the Current Bendon Litigation (x) no inquiry, act, action, suit, investigation, litigation, objection, opposition or other proceeding (whether formal or informal, or in the case of any new Bendon Litigation, that, as determined by Teranga in its reasonable good faith judgment, has a reasonable prospect of ultimate success and that is not frivolous or vexatious), shall have been commenced, announced, threatened or taken before or by, and no judgment, order or award shall have been issued by, any Governmental Entity, mediator, arbitrator or other person (whether or not having the force of Law), and (y) no Law will have been proposed, enacted, promulgated, amended or applied (including with respect to the interpretation or administration thereof), in each case unless the same is acceptable to Teranga in its reasonable good faith judgment:

(i)            to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to Teranga of the Oromin Shares, or the right of Teranga to own or exercise full rights of ownership of the Oromin Shares, or the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)           which has had or would have an Oromin Material Adverse Effect;

(iii)          which may challenge, prevent or prohibit Teranga or its entities to proceed with, make or maintain the Varied Offer to take up and pay for the Oromin Shares under the Offer, or to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

4

(iv)          seeking to obtain from Teranga, Oromin or its entities any material damages, directly or indirectly, in connection with the Varied Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(v)           seeking to prohibit or limit the ownership or operation by Teranga of any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A, including the interest in the OJVG Golouma Gold Project, or to compel Teranga, Oromin or any of their entities to dispose of or hold separate any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A., as a result of the Varied Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction);

(vi)          which may represent a materially adverse change in the mining or tax Laws (or the administration thereof) in Senegal; or

(vii)         seeking a right of first refusal, right of first offer or similar right by Bendon or Badr, or a prohibition, on or in respect of, the transfer of Oromin’s indirect interest in the OJVG and/or the OJVG Golouma Gold Project, and/or prohibition on the transfer of the Oromin Shares.

(g)   Teranga shall have determined in its reasonable good faith judgment that (i) neither Oromin nor any of its entities shall have taken or proposed to take any action, or disclosed any previously undisclosed action or intention to take any action, and no other person shall have taken or proposed to take any action, that would result in an Oromin Material Adverse Effect, and (ii) there shall not exist and shall not have occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer or otherwise disclosed by Oromin to Teranga as of the date of this Agreement that would constitute or that would result in an Oromin Material Adverse Effect, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment;

(h)   Teranga shall have determined in its reasonable good faith judgment that (i) no right, franchise, concession, permit, lease or licence of Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities has been or would be impaired or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Varied Offer, the taking up and paying for Deposited Oromin Shares, the completion of any Compulsory

Acquisition or any Subsequent Acquisition Transaction or otherwise and (ii) no covenant, term or condition exists in any contract, agreement, indenture or other instrument that was not publicly disclosed as at the date of the Varied Offer and to which Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities is a party or to which they or any of their properties or assets are subject, which in the case of either (i) or (ii) would make it inadvisable for Teranga to proceed with the Offer or with taking up and paying for the Deposited Oromin Shares or completing any Compulsory

5

Acquisition or any Subsequent Acquisition Transaction, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment; and

(i)    Teranga shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Oromin with any securities regulatory authority in Canada or elsewhere that would in the aggregate have an Oromin Material Adverse Effect, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment;

The foregoing conditions are for the sole benefit of Teranga and may be asserted by Teranga during the pendency of the Varied Offer in its sole discretion at any time.  Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, Teranga may waive any of the foregoing conditions (other than those involving receipt of required governmental approvals, which must be satisfied) in whole or in part at any time and from time to time during the pendency of the Varied Offer in its sole discretion, without prejudice to any other rights which Teranga may have.  The failure by Teranga at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by Teranga during the pendency of the Varied Offer.  Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, if Teranga waives a condition, it will extend the expiration date of the Varied Offer so that the Varied Offer will remain open for at least 10 days following the waiver.  All conditions to the Varied Offer must be satisfied or waived prior to taking up, purchasing or paying for the Oromin Shares.

Any waiver of a condition or the withdrawal of the Varied Offer will be effective upon written notice or other communication confirmed in writing by Teranga to that effect to the Depositary at its principal office in Toronto, Ontario.  Forthwith after giving any such notice, Teranga will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Shareholders in the manner set forth below in Section 10 of the Offer to Purchase, “Notice and Delivery” and will provide a copy of such notice to the TSX.  Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. In the event of any waiver, all Deposited Oromin Shares not taken up or withdrawn will remain subject to the Varied Offer and may be accepted for purchase by Teranga in accordance with the terms of the Varied Offer. If the Varied Offer is withdrawn, Teranga will not be obligated to take up or pay for any Deposited Oromin Shares and the Depositary will promptly return all Deposited Oromin Shares in accordance with Section 8 of the Offer to Purchase, “Return of Deposited Oromin Shares”.

6

SCHEDULE “E”

Oromin Lands

Oromin is leasing office space from OMERS Realty Corporation (“OMERS”), Guiness Tower Holdings Ltd. (“Guiness”) and 2073393 Ontario Inc. pursuant to an assignment of lease agreement dated March 23, 2009 among OMERS, Guiness, 2073393 Ontario Inc., Madison Minerals Inc. (“Madison”) and Oromin.  The assignment of lease was with respect to an original lease agreement dated August 21, 2007 among OMERS, Guiness, 2073393 Ontario Inc. and Madison.  The lease was further extended pursuant to an agreement dated July 16, 2012.

Oromin also has leases of an office and a guesthouse in Dakar, Senegal through agreements dated November 4, 2010 with Kerim Fatime Djallabie.

OJVG Concessions, OJVG Exploration Properties and OJVG Lands

List of Exploration Properties

OJVG Gold Project (Golouma Property)

OJVG Concessions and OJVG Lands

OJVG holds the entire interest in the OJVG Concessions and OJVG Lands subject to a 10% carried interest held by the Republic of Senegal through its interest in SOMIGOL.

Pursuant to the Mining Convention (as amended) between the Republic of Senegal and Oromin Joint Venture Group Ltd., the Republic of Senegal carries a 10% interest in SOMIGOL.  The Republic of Senegal has a right to offer up to an additional 25% interest in SOMIGOL to Senegalese nationals.

In addition, OJVG is obligated to pay 3% royalties to the State of Senegal as required under the Senegal Mining Code.

Agreements or Documents Pursuant to Which OJVG Holds an Interest in OJVG Concessions and OJVG Lands

1.     The mining convention dated February 17, 2005 between the Government of Senegal and Oromin Explorations Ltd.

2.     Decree no. 2010-83 by the Government of Senegal granting Oromin Joint Venture Group Ltd. a mining concession for a period of fifteen years.

3.     Rider #1 to the Mining Convention dated March 28, 2011 between the Government of Senegal and Oromin Joint Venture Group Ltd.

4.     Rider #2 to the Mining Convention dated September 23, 2011 between the Government of Senegal and Oromin Joint Venture Group Ltd.

2